TRINIDAD
ENERGY SERVICES INCOME TRUST

82-34867

05011182

August 19, 2005

SUPPL

RECEIVED
SEC MAIL PROCESSING
SEP 12 2005
WASH. D.C. 198 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Cash Distribution for August, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per: Jenna Francom

E. Tara Wood
Executive Assistant

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

dlw 9/14

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: August 19, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR AUGUST 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of August 2005 to be paid September 15, 2005 for unitholders of record on August 31, 2005 will be 7.5 cents per trust unit ($0.90 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 74 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 10 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rigs currently under construction. Trinidad also operates 14 pre-set and coring rigs acquired through its recently announced acquisition of Titan Surface Casing Ltd. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com